                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                           Sunair Services Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                    867017105
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                                 (CUSIP Number)

                                December 20, 2006
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             (Date of Event Which Requires Filing of this Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /   Rule 13d-1(b)

        /x/    Rule 13d-1(c)

       / /     Rule 13d-1(d)

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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
         Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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               CUSIP No. 867017105                         13G         Page 2 of 6 Pages
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========================= ========================================================================================
           1              NAME OF REPORTING PERSON(S)
                          I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSON(S)
                                   (ENTITIES ONLY) Michael Brauser
------------------------- ----------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /

                                                                                (b) / /
------------------------- ----------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OR ORGANIZATION
                                   United States
------------------------- -------------- -------------------------------------------------------------------------
       NUMBER OF                5        SOLE VOTING POWER
         SHARES
 BENEFICIALLY OWNED BY                            - 0 -
 EACH REPORTING PERSON
          WITH
                          -------------- -------------------------------------------------------------------------
                                6        SHARED VOTING POWER

                                                  - 0 -
                          -------------- -------------------------------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                                  1,179,700
                          -------------- -------------------------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                                  - 0 -
------------------------- ----------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,179,700
------------------------- ----------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                          CERTAIN SHARES                                            / /
------------------------- ----------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   8.7%
------------------------- ----------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON
                                   IN
========================= ========================================================================================

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      CUSIP No. 867017105             13G       Page 3 of 6 Pages
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Item 1.

     (a)  Name of Issuer:

          Sunair Services Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          595 South Federal Highway, Suite 500
          Boca Raton, FL 33432

     Item 2.

          (a)  Name of Person Filing:

               Michael Brauser

          (b)  Address of Principal Business Office, or if none, Residence:

               595 South Federal Highway
               Boca Raton, FL 33432

          (c)  Citizenship:

               United States

          (d)  Title of Class of Securities:

               Common Stock, par value $0.10 per share

          (e)  CUSIP Number:

               867017105

     Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
               or (c), check whether the person filing is a:

     (a)  / /  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  / /  Bank as defined in section 3(a)(6) of the Exchange Act.

     (c)  / /  Insurance company as defined in section 3(a)(19) of the Exchange
               Act.

     (d)  / /  Investment company registered under section 8 of the Investment
               Company Act.

     (e)  / /  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  / /  An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

     (g)  / /  A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).

     (h)  / /  A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

     (i)  / /  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
               Company Act.

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      CUSIP No. 867017105             13G       Page 4 of 6 Pages
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     (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Item 4.   Ownership

          (a)  Amount beneficially owned:

               1,179,700

               On December 20, 2006, upon redemption of its limited partnership interest in Coconut Palm Capital Investors II, Ltd., Sig
               Investments, LLC, a limited liability company of which the reporting person is the manager ("LLC"), acquired (i) 400,000 shares of common stock, (ii) warrants to purchase an aggregate of
               190,476 shares of common stock at an exercise price of $6.00 per share and (iii) warrants to purchase an aggregate of 190,476 shares of common stock at $7.00 per share. On January 7, 2007, all of such shares and warrants were distributed to certain members of the LLC.

          (b)  Percent of Class:

               8.7%

          (c)  Number of Shares as to which the Reporting Person has:

                 i.   Sole power to vote or to direct to vote: 0

                ii.   Shared power to vote or to direct to vote: 0

               iii.   Sole power to dispose or to direct the disposition of:
                      1,179,700

                iv.   Shared power to dispose or to direct the disposition of: 0

     Item 5.   Ownership of Five Percent or Less of a Class.

               Not Applicable.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

     Item 7.   Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding
               Company.

               Not Applicable.

     Item 8.   Identification and Classification of Members of the Group.

               Not Applicable.

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      CUSIP No. 867017105             13G       Page 5 of 6 Pages
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     Item 9.   Notice of Dissolution of Group.

               Not Applicable.

     Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purpose or effect.

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      CUSIP No. 867017105             13G       Page 6 of 6 Pages
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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007

                                                     /s/ Michael Brauser
                                                     ---------------------------
                                                     Michael Brauser